

December 29, 2014

Via E-mail
Mr. Jeffrey P. Wood
Sr. Vice President and Chief Financial Officer
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-33016**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 2

Proved Undeveloped Reserves, page 12

1.   We note your disclosure of the changes in proved undeveloped reserves that occurred during 2013. However, the addition of 52.5 Bcfe relating to extensions and discoveries when combined with the reductions of 11.3 Bcfe relating to the conversion of proved undeveloped reserves to developed status and the 35.9 Bcfe relating to the revisions of previous estimates does not appear to reconcile with the overall net change in reserves from the 84.4 Bcfe at the beginning of the year to the 93.8 Bcfe at the end of the year. Please modify your disclosure to provide sufficient detail to reconcile the overall change in net reserves relating to all such causes as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, in addition to those quantities

converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

2.   We also note your explanation for the decrease in proved undeveloped reserves relating to revisions in previous estimates appears to be an aggregation of the changes attributable to two or more separate factors. Please tell us and expand your disclosure to provide the net change in reserves quantities, on a disaggregated basis, attributable to each of the contributing factors in sufficient detail to reconcile to the overall change due to revisions. For example, please separately address the factors shown below as noted in your disclosure on page 12 and elsewhere on pages F-45 and F-47:

- the changes in reserve quantities related to the performance of wells which differed from your original expectations including the changes in performance which caused the undrilled locations to become non-commercial under SEC guidelines at the time of the determination,

- the changes in reserve quantities related to revisions in your cost forecasts,

- the changes in reserve quantities related to an increase in your working interest as the result of another entity's election not to participate in drilling the location, and

- the changes in reserve quantities related to locations operated by others where you do not have assurances from the operator of their intent to develop these locations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief